SECURITIES AND EXCHANGE COMMISSION
[Release No. IC-31000; File No. 812-14221]

MetLife Insurance Company of Connecticut, <u>et al.</u>; Notice of Application

March 31, 2014

<u>Agency</u>: Securities and Exchange Commission ("SEC" or "Commission").

Action: Notice of application for an order approving the substitution of certain securities

pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the "1940 Act"

or "Act") and an order of exemption pursuant to Section 17(b) of the Act from Section 17(a) of

the Act.

<u>Applicants</u>: MetLife of CT Separate Account Eleven for Variable Annuities ("Separate Account

Eleven"), MetLife of CT Separate Account QPN for Variable Annuities ("Separate Account

QPN"), MetLife of CT Fund UL for Variable Life Insurance ("Fund UL"), MetLife of CT Fund

UL III for Variable Life Insurance ("Fund UL III"), MetLife of CT Separate Account CPPVUL1

("Separate Account CPPVUL1"), First MetLife Investors Variable Annuity Account One

("Separate Account One"), MetLife Investors USA Separate Account A ("Separate Account A"),

Metropolitan Life Separate Account UL ("Separate Account UL"), Metropolitan Life Variable

Annuity Separate Account II ("Separate Account II"), Security Equity Separate Account

Twenty-Seven ("Separate Account Twenty-Seven"), (collectively, the "Separate Accounts") and

MetLife Insurance Company of Connecticut ("MetLife of CT"), First MetLife Investors

Insurance Company ("First MetLife Investors"), MetLife Investors USA Insurance Company

("MetLife Investors USA") and Metropolitan Life Insurance Company ("MetLife"), (collectively

the "Insurance Companies"), Met Investors Series Trust ("MIST") and Metropolitan Series Fund

("Met Series Fund," and, together with MIST, the "Investment Companies").

The Insurance Companies and the Separate Accounts are referred to herein collectively as the "Substitution Applicants." The Insurance Companies, the Separate Accounts and the Investment Companies are referred to in this notice as the "Section 17 Applicants."

Summary of Application: The Substitution Applicants seek an order pursuant to Section 26(c) of the 1940 Act, approving the substitution of certain shares of the Trust for shares of other registered investment companies unaffiliated with the Substitution Applicants (the "Substitutions") each of which is currently used as an underlying investment option for certain variable annuity contracts (collectively, the "Contracts"). The Section 17 Applicants seek an order pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) of the Act to the extent necessary to permit them to engage in certain in-kind transactions ("In-Kind Transfers") in connection with the Substitutions.

Filing Date: The application was filed on September 30, 2013, and an amended and restated application was filed on February 28, 2014.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving the Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on April 21, 2014, and should be accompanied by proof of service on the Applicants in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the requester's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary of the Commission.

Addresses: Secretary, SEC, 100 F Street, NE, Washington, DC 20549-1090. Applicants: Applicants c/o Paul G. Cellupica, Chief Counsel - Securities Regulation and Corporate Services,

MetLife Group, 1095 Avenue of the Americas, New York, NY 10036 and John Chilton, Esq.,

Sullivan & Worcester LLP, 1666 K Street, NW, Washington, DC 20006.

For Further Information Contact: Ashley Vroman-Lee, Senior Counsel, or Michael Kosoff,

Branch Chief, Division of Investment Management, at (202) 551-6795.

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by

calling (202) 551-8090.

Applicants' Representations:

1.   MetLife of CT is a stock life insurance company organized in 1863 under the laws of

Connecticut and is a wholly-owned subsidiary of MetLife, Inc. MetLife of CT is the depositor and

sponsor of Separate Account Eleven, Separate Account QPN, Fund UL, Fund UL III and Separate

Account CPPVUL1. First MetLife Investors is a stock life insurance company organized on

December 31, 1992 under the laws of New York. First MetLife Investors is a wholly-owned

subsidiary of MetLife, Inc. First MetLife Investors is the depositor and sponsor of Separate

Account One. MetLife Investors USA is a stock life insurance company organized on

September 13, 1960 under the laws of Delaware. MetLife Investors USA is an indirect wholly-

owned subsidiary of MetLife, Inc. MetLife Investors USA is the depositor and sponsor of

Separate Account A. MetLife is a stock life insurance company organized in 1868 under the laws

of New York. MetLife is the depositor and sponsor of Separate Account UL, Separate Account II

and Separate Account Twenty-Seven.

2.   Separate Account Eleven, Fund UL, Fund UL III, Separate Account One, Separate

Account A, Separate Account UL, Separate Account II, and Separate Account Twenty-Seven are registered under the Act as unit investment trusts for the purpose of funding the Contracts. Security interests under the Contracts have been registered under the Securities Act of 1933.

3.	Separate Account QPN is exempt from registration under the Act. Security interests under the Contracts have been registered under the Securities Act of 1933.

4.	Separate Account CPPVUL1 serves as a separate account funding vehicle for certain Contracts that are exempt from registration under Section 4(2) of the Securities Act of 1933 and Regulation D thereunder.

5.	Although Separate Account QPN and Separate Account CPPVUL1 are exempt from registration under the Act, they would be subject to the investment limitations of Section 12 but for the exclusion contained in Section 12(d)(1)(E) of the Act. To rely on such exclusion, an investment company that is not a registered investment company must, among other things, agree to refrain from substituting a security unless the Commission approves the substitution in the manner provided in Section 26 of the Act.

6.	MIST and Met Series Fund are each registered under the Act as open-end management investment companies of the series type, and their securities are registered under the Securities Act of 1933. MetLife Advisers, LLC serves as investment adviser to MIST and Met Series Fund. The investment adviser is an affiliate of the Insurance Companies.

7.	MetLife Investors Distribution Company, an affiliate of the Insurance Companies, is the distributor of the Contracts and serves as the principal underwriter of MIST and Met Series Fund.

8.	The Contracts permit the applicable Insurance Company, subject to compliance with applicable law, to substitute shares of another investment company for shares of an investment company held by a sub-account of the Separate Accounts. The prospectuses for the Contracts and the Separate Accounts contain appropriate disclosures of this right. File numbers for the Contracts, the Separate Accounts and the Investment Companies are included in the application.

9.	Each Insurance Company, on its behalf and on behalf of the Separate Accounts proposes to make certain substitutions of shares of 13 funds (the "Existing Funds") held in sub-accounts of its respective Separate Accounts into certain series of MIST and Met Series Fund (the "Replacement Funds").

The Substitution Applicants request an order from the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions of shares of the following series of the Trust, the Replacement Funds, for shares of the corresponding third party, unaffiliated underlying mutual funds, the Existing Funds, as shown in the following table:

Existing Fund	Replacement Fund
DWS Capital Growth VIP (Class B)	Jennison Growth Portfolio (Class B)
DWS Global Growth VIP (Class B)	Oppenheimer Global Equity Portfolio (Class B)
Invesco V.I. American Franchise Fund (Series I and Series II)	T. Rowe Price Large Cap Growth Portfolio (Class A and Class B)
Invesco V.I. American Value Fund (Series II)	Invesco Mid Cap Value Portfolio (currently known as Lord Abbett Mid Cap Value Portfolio) (Class B)
Invesco V.I. Global Real Estate Fund(Series I and Series II)	Clarion Global Real Estate Portfolio (Class A and Class B)
Invesco V.I. Growth and Income Fund (Series I and Series II)	Invesco Comstock Portfolio (Class A and Class B)
ClearBridge Variable All Cap Value Portfolio (Class I)	T. Rowe Price Large Cap Value Portfolio (Class E)
UIF U.S. Real Estate Portfolio (Class I)	Clarion Global Real Estate Portfolio (Class B)
Pioneer Disciplined Value VCT Portfolio (Class II)	MFS® Value Portfolio (Class B)
Pioneer Emerging Markets VCT Portfolio (Class II)	MFS® Emerging Markets Equity Portfolio (Class A and Class B)
Pioneer Equity Income VCT Portfolio (Class II)	Invesco Comstock Portfolio (Class B)
Pioneer Ibbotson Growth Allocation VCT Portfolio (Class II)	MetLife Moderate to Aggressive Allocation Portfolio (Class B)
Pioneer Ibbotson Moderate Allocation VCT Portfolio (Class II)	MetLife Moderate Allocation Portfolio (Class B)

For Existing Funds and Replacement Funds with multiple classes, the application specifies

which class of the Replacement Fund will be substituted for each class of an Existing Fund.

Comparisons of the investment objectives, principal strategies, principal risks, and performance

of the Existing Funds and the Replacement Funds are included in the application.

10.   The following tables compare the fees and expenses of the Existing Fund and the

Replacement Fund as of December 31, 2012 (A more detailed fee table is included in the

application):

Fee and Expense Data as of December 31, 2012

	Existing Fund DWS Capital Growth VIP (Class B)	Replacement Fund Jennison Growth Portfolio (Class B)
Management Fee....................	0.37%	0.61%
12b-1 Fee	0.25%	0.25%
Other Expenses	0.21%	0.03%
Total Expenses......................	0.83%	0.89%
Waivers	0.00%	0.07%
Net Expenses.........................	0.83%	0.82%

	Existing Fund DWS Global Growth VIP (Class B)	Replacement Fund Oppenheimer Global Equity Portfolio (Class B)
Management Fee....................	0.92%	0.67%
12b-1 Fee	0.25%	0.25%
Other Expenses	0.59%	0.09%
Total Expenses......................	1.76%	1.01%
Waivers	0.37%	0.02%
Net Expenses.........................	1.39%	0.99%

	Existing Fund Invesco V.I. American Franchise Fund (Series I)		Existing Fund Invesco V.I. American Franchise Fund (Series II)		Replacement Fund T. Rowe Price Large Cap Growth Portfolio (Class A)		Replacement Fund T. Rowe Price Large Cap Growth Portfolio (Class B)	
Management Fee	0.68	%	0.68	%	0.60	%	0.60	%
12b-1 Fee	0.00	%	0.25	%	0.00	%	0.25	%
Other Expenses	0.30	%	0.30	%	0.04	%	0.04	%
Total Expenses	0.98	%	1.23	%	0.64	%	0.89	%
Waivers	0.08	%	0.08	%	0.01	%	0.01	%
Net Expenses	0.90	%	1.15	%	0.63	%	0.88	%

	Existing Fund Invesco V.I. American Value Fund (Series II)	Replacement Fund Invesco Mid Cap Value Portfolio (Class B) [†]
Management Fee	0.72%	0.65%
12b-1 Fee	0.25%	0.25%
Other Expenses	0.28%	0.04%
Acquired Expenses	0.00%	0.06%
Total Expenses	1.25%	1.00%
Waivers	0.00%	0.02%
Net Expenses	1.25%	0.98%

	Existing Fund Invesco V.I. Global Real Estate Fund (Series I)	Existing Fund Invesco V.I. Global Real Estate Fund (Series II)	Replacement Fund Clarion Global Real Estate Portfolio (Class A)	Replacement Fund Clarion Global Real Estate Portfolio (Class B)
Management Fee	0.75%	0.75%	0.60%	0.60%
12b-1 Fee	0.00%	0.25%	0.00%	0.25%
Other Expenses	0.39%	0.39%	0.06%	0.06%
Total Expenses	1.14%	1.39%	0.66%	0.91%
Waivers	0.00%	0.00%	0.00%	0.00%
Net Expenses	1.14%	1.39%	0.66%	0.91%

	Existing Fund Invesco V.I. Growth and Income Fund (Series I)	Existing Fund Invesco V.I. Growth and Income Fund (Series II)	Replacement Fund Invesco Comstock Portfolio (Class A)	Replacement Fund Invesco Comstock Portfolio (Class B)
Management Fee	0.56%	0.56%	0.57%	0.57%
12b-1 Fee	0.00%	0.25%	0.00%	0.25%
Other Expenses	0.28%	0.28%	0.03%	0.03%
Total Expenses	0.84%	1.09%	0.60%	0.85%
Waivers	0.06%	0.06%	0.02%	0.02%
Net Expenses	0.78%	1.03%	0.58%	0.83%

	Existing Fund ClearBridge Variable All Cap Value Portfolio (Class I)	Replacement Fund T. Rowe Price Large Cap Value Portfolio (Class E)
Management Fee....................	0.75%	0.57%
12b-1 Fee	0.00%	0.15%
Other Expenses	0.06%	0.02%
Total Expenses.......................	0.81%	0.74%
Waivers	0.00%	0.00%
Net Expenses..........................	0.81%	0.74%

	Existing Fund UIF U.S. Real Estate Portfolio (Class I)	Replacement Fund Clarion Global Real Estate Portfolio (Class B)
Management Fee....................	0.80%	0.60%
12b-1 Fee	0.00%	0.25%
Other Expenses	0.30%	0.06%
Total Expenses.......................	1.10%	0.91%
Waivers	0.00%	0.00%
Net Expenses..........................	1.10%	0.91%

	Existing Fund Pioneer Disciplined Value VCT Portfolio (Class II)	Replacement Fund MFS® Value Portfolio (Class B)
Management Fee....................	0.70%	0.70%
12b-1 Fee	0.25%	0.25%
Other Expenses	0.08%	0.03%
Total Expenses.......................	1.03%	0.98%
Waivers	0.03%	0.13%
Net Expenses..........................	1.00%	0.85%

	Existing Fund Pioneer Emerging Markets VCT Portfolio (Class II)	Replacement Fund MFS® Emerging Markets Equity Portfolio (Class A)	Replacement Fund MFS® Emerging Markets Equity Portfolio (Class B)
Management Fee	1.15%	0.91%	0.91%
12b-1 Fee	0.25%	0.00%	0.25%
Other Expenses	0.30%	0.16%	0.16%
Acquired Expenses	0.01%	0.00%	0.00%
Total Expenses	1.71%	1.07%	1.32%
Waivers	0.00%	0.02%	0.02%
Net Expenses	1.71%	1.05%	1.30%

	Existing Fund Pioneer Equity Income VCT Portfolio (Class II)	Replacement Fund Invesco Comstock Portfolio (Class B)
Management Fee	0.65%	0.57%
12b-1 Fee	0.25%	0.25%
Other Expenses	0.10%	0.03%
Total Expenses	1.00%	0.85%
Waivers	0.00%	0.02%
Net Expenses	1.00%	0.83%

	Existing Fund Pioneer Ibbotson Growth Allocation VCT Portfolio (Class II)	Replacement Fund MetLife Moderate to Aggressive Allocation Portfolio (Class B)
Management Fee	0.17 %	0.06%
12b-1 Fee	0.25 %	0.25%
Other Expenses	0.05 %	0.01%
Acquired Fund Fees and Expenses	0.84 %	0.67%
Acquired Management Fees*	0.63 %	0.63%
Total Expenses	1.31 %	0.99%

	Existing Fund Pioneer Ibbotson Growth Allocation VCT Portfolio (Class II)	Replacement Fund MetLife Moderate to Aggressive Allocation Portfolio (Class B)
Waivers	0.00 %	0.00%
Net Expenses..........................	1.31 %	0.99%

* This amount is the estimated amount of acquired fund fees and expenses attributable to the management fees of the underlying funds.

	Existing Fund Pioneer Ibbotson Moderate Allocation VCT Portfolio (Class II)	Replacement Fund MetLife Moderate Allocation Portfolio (Class B)
Management Fee...................	0.17%	0.06%
12b-1 Fee	0.25%	0.25%
Other Expenses	0.08%	0.00%
Acquired Fund Fees and Expenses	0.80%	0.63%
Acquired Management Fees*	0.58%	0.58%
Total Expenses......................	1.30%	0.94%
Waivers	0.02%	0.00%
Net Expenses..........................	1.28%	0.94%

* This amount is the estimated amount of acquired fund fees and expenses attributable to the management fees of the underlying funds.

11.   MetLife Advisers, LLC is the investment adviser of each of the Replacement Funds.

12.   The Substitution Applicants believe the Substitutions will provide significant benefits to

Contract owners, including improved selection of sub-advisers and simplification of fund offerings

through the elimination of overlapping offerings.

13.   Based on generally better performance records and lower total expenses of the

Replacement Funds, the Substitution Applicants believe that the sub-advisers to the Replacement

Funds overall may provide more consistent performance for their Funds than the advisers or sub-

advisers of the Existing Funds (other than those advisers or sub-advisers that manage both the

Existing Fund and the Replacement Fund). At the same time, Applicants assert that Contract owners will continue to be able to select among a similar number of investment options, with a similar range of investment objectives, investment strategies, and managers.

14.	As a result of the Substitutions, the number of investment options offered under the Contracts may change slightly. That number, which currently ranges from three to 122, will range from three to 120 following the Substitutions. For the Contracts that will experience a reduction in the number of available investment options, the Applicants assert that none will be reduced by more than two investment options and all will have at least 15 available investment options after the Substitutions. With respect to products with fewer than 20 open investment options, only one product's investment options will be reduced, moving from 16 to 15 investment options.

15.	The Substitutions will replace investment options advised by investment advisers that are not affiliated with the Substitution Applicants with funds for which MetLife Advisers, LLC acts as investment adviser, which will permit MetLife Advisers, LLC, under the exemptive orders issued to New England Funds Trust I, et al., Inv. Co. Rel. No. 22824 (1997) (order), Inv. Co. Release No. 23859 (1999) (amended order) (the "Multi-Manager Order") to enter into and amend sub-advisory agreements without shareholder approval under certain conditions to hire, monitor and replace sub-advisers as necessary to achieve optimal performance. Met Series Fund and MIST have been subject to the Multi-Manager Order since 1999 and 2000, respectively.

16.	With respect to all of the proposed Substitutions, except for the DWS Capital Growth VIP/Jennison Growth Portfolio and Invesco V.I. Growth and Income Fund/Invesco Comstock Portfolio, the management fees of the Replacement Funds are the same or lower than that of the respective Existing Fund. With respect to the DWS Capital Growth VIP/Jennison Growth Portfolio substitution, the net expenses (after waivers) of Jennison Growth Portfolio were 0.01% lower than those of DWS Capital Growth VIP. With respect to the Invesco V.I. Growth and Income

Fund/Invesco Comstock Portfolio substitution, the total expenses (before waivers) and net expenses (after waivers) of Invesco Comstock Portfolio were lower than those of Invesco V.I. Growth and Income Fund.

17.   The Applicants assert the Substitutions will result in decreased net expense ratios, after waivers, ranging from 0.01% to 0.66%. Moreover, there will be no increase in Contract fees and expenses, including mortality and expense risk fees and administration and distribution fees charged to the Separate Accounts as a result of the Substitutions. The Substitution Applicants believe that the Replacement Funds have investment objectives, policies and risk profiles, as described in their prospectuses, that are substantially the same as, or sufficiently similar to, the corresponding Existing Funds to make those Replacement Funds appropriate candidates as substitutes. The Insurance Companies considered the performance history of the Existing Funds and the Replacement Funds and determined that no Contract owners would be materially adversely affected as a result of the Substitutions.

18.   The share classes of the Replacement Funds are either identical to or less than the share classes of the Existing Funds with respect to the imposition of Rule 12b-1 fees currently imposed, except with respect to the substitution of ClearBridge Variable All Cap Value Portfolio/T. Rowe Price Large Cap Value Portfolio (Class E) and UIF U.S. Real Estate Portfolio/Clarion Global Real Estate Portfolio (Class B). However, the total expenses for the T. Rowe Price Large Cap Value Portfolio will be seven basis points lower than the total expenses of the Existing Fund after the substitution, and the total expenses for the Clarion Global Real Estate Portfolio will be 19 basis points less than the total expenses of the Existing Fund after the substitution.

19.   Each MIST Replacement Fund's Class B shares Rule 12b-1 fees can be increased to 0.50% and each MIST Replacement Fund's Class E shares Rule 12b-1 fees can be increased to 0.25% by the Replacement Fund's Board of Trustees. Each Met Series Funds' Replacement Fund's Class B

shares Rule 12b-1 fees can be increased to 0.50% of net assets by the Replacement Fund's Board

of Trustees without shareholder approval. However, Met Series Fund and MIST represent that

Rule 12b-1 fees of the Class B and Class E shares of the Replacement Funds issued in connection

with the proposed substitutions will not be raised above the current rate without approval of a

majority in interest of the respective Replacement Funds' shareholders after the Substitutions. The

distributors of the Existing Funds pay to the Insurance Companies, or their affiliates, any Rule

12b-1 fees associated with the class of shares sold to the Separate Accounts. Similarly, the

distributors for MIST and Met Series Fund will receive from the applicable class of shares held by

the Separate Accounts Rule 12b-1 fees in the same amount or a lesser amount than the amount

paid by the Existing Funds, except as described above.

Legal Analysis and Conditions:

1.   The Substitution Applicants request that the Commission issue an order pursuant to Section

26(c) of the Act approving the proposed substitutions.

2.   Applicants represent that the Contracts permit the applicable Insurance Company, subject

to compliance with applicable law, to substitute shares of another investment company for shares

of an investment company held by a sub-account of the Separate Accounts. The prospectuses for

the Contracts and the Separate Accounts contain appropriate disclosure of this right.

3.   By a supplement to the prospectuses for the registered Contracts and Separate Accounts

and private placement memoranda for the unregistered Contracts and Separate Accounts, each

Insurance Company has notified all owners of the Contracts affected by the Substitutions of its

intention to take the necessary actions to substitute shares of the funds as described in this notice.

The supplement has advised Contract owners that from the date of the supplement until the date of

the proposed substitution, owners are permitted to make one transfer of Contract value (or annuity

unit exchange) out of the Existing Fund sub-account to one or more other sub-accounts without the transfer (or exchange) being treated as one of a limited number of permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge. The supplement also has informed Contract owners that the Insurance Company will not exercise any rights reserved under any Contract to impose additional restrictions on transfers until at least 30 days after the proposed Substitutions. The supplement also has advised Contract owners that for at least 30 days following the proposed Substitutions, the Insurance Companies will permit Contract owners affected by the Substitutions to make one transfer of Contract value (or annuity unit exchange) out of the Replacement Fund sub-account to one or more other sub-accounts without the transfer (or exchange) being treated as one of a limited number of permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge.

4.   The proposed Substitutions will take place at relative net asset value with no change in the amount of any Contract owner's Contract value, cash value, or death benefit or in the dollar value of his or her investment in the Separate Accounts.

5.   The process for accomplishing the transfer of assets from each Existing Fund to its corresponding Replacement Fund will be determined on a case-by-case basis. In most cases, it is expected that the Substitutions will be effected by redeeming shares of an Existing Fund for cash and using the cash to purchase shares of the Replacement Fund. In certain other cases, it is expected that the Substitutions will be effected by redeeming the shares of an Existing Fund in-kind; those assets will then be contributed in-kind to the corresponding Replacement Fund to purchase shares of that Fund.

6.   Contract owners will not incur any fees or charges as a result of the proposed Substitutions, nor will their rights or an Insurance Company's obligations under the Contracts be altered in any way. All expenses incurred in connection with the proposed Substitutions, including brokerage, legal, accounting, and other fees and expenses, will be paid by the Insurance Companies. In

addition, the proposed Substitutions will not impose any tax liability on Contract owners. The

proposed Substitutions will not cause the Contract fees and charges currently being paid by

existing Contract owners to be greater after the proposed Substitutions than before the proposed

Substitutions. No fees will be charged on the transfers made at the time of the proposed

Substitutions because the proposed Substitutions will not be treated as a transfer for the purpose of

assessing transfer charges or for determining the number of remaining permissible transfers in a

Contract year.

7.   In addition to the prospectus supplements distributed to owners of Contracts, within five

business days after the proposed Substitutions are completed, Contract owners will be sent a

written notice informing them that the Substitutions were carried out and that they may make one

transfer of all Contract value or cash value under a Contract invested in any one of the sub-

accounts on the date of the notice to one or more other sub-accounts available under their Contract

at no cost and without regard to the usual limit on the frequency of transfers among sub-accounts

or from the variable account options to the fixed account options. The written notice will also

reiterate that (other than with respect to "market timing" activity) the Insurance Company will not

exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers

or to impose any charges on transfers until at least 30 days after the proposed Substitutions are

completed. The Insurance Companies will also send each Contract owner current prospectuses for

the Replacement Funds involved to the extent that they have not previously received copies.

8.   Each Insurance Company also is seeking approval of the proposed Substitutions from any

state insurance regulators whose approval may be necessary or appropriate.

9.   The Substitution Applicants agree that for those who were Contract owners on the date of

the proposed Substitutions, the Insurance Companies will reimburse, on the last business day of

each fiscal period (not to exceed a fiscal quarter) during the twenty-four months following the date of the proposed Substitutions, those Contract owners whose sub-account invests in the

Replacement Fund such that the sum of the Replacement Fund's net operating expenses (taking

into account fee waivers and expense reimbursements) and sub-account expenses (asset-based fees

and charges deducted on a daily basis from sub-account assets and reflected in the calculation of

sub-account unit values) for such period will not exceed, on an annualized basis, the sum of

the Existing Fund's net operating expenses taking into account fee waivers and expense

reimbursements and sub-account expenses for fiscal year 2013, except with respect to the

ClearBridge Variable All Cap Value Portfolio/T. Rowe Price Large Cap Value Portfolio, DWS

Capital Growth VIP/Jennison Growth Portfolio, Invesco V.I. American Franchise Fund/T. Rowe

Price Large Cap Growth Portfolio, Invesco V.I. Growth and Income Fund/Invesco Comstock

Portfolio and UIF U.S. Real Estate Portfolio/Clarion Global Real Estate Portfolio Substitutions.

10.   With respect to the ClearBridge Variable All Cap Value Portfolio/T. Rowe Price Large Cap

Value Portfolio, DWS Capital Growth VIP/Jennison Growth Portfolio, Invesco V.I. American

Franchise Fund/T. Rowe Price Large Cap Growth Portfolio, Invesco V.I. Growth and Income

Fund/Invesco Comstock Portfolio and UIF U.S. Real Estate Portfolio/Clarion Global Real Estate

Portfolio Substitutions, the reimbursement agreement with respect to the Replacement Fund's

operating expenses and sub-account expenses, will extend for the life of each Contract outstanding

on the date of the proposed Substitutions.

11.   The Substitution Applicants further agree that, except with respect to the ClearBridge

Variable All Cap Value Portfolio/T. Rowe Price Large Cap Value Portfolio, DWS Capital Growth

VIP/Jennison Growth Portfolio, Invesco V.I. American Franchise Fund/T. Rowe Price Large Cap

Growth Portfolio, Invesco V.I. Growth and Income Fund/Invesco Comstock Portfolio and UIF

U.S. Real Estate Portfolio/Clarion Global Real Estate Portfolio Substitutions, they will not increase

total separate account charges (net of any reimbursements or waivers) for any existing owner of the Contracts on the date of the substitutions for a period of two years from the date of the substitutions.

12.   With respect to the ClearBridge Variable All Cap Value Portfolio/T. Rowe Price Large Cap Value Portfolio, DWS Capital Growth VIP/Jennison Growth Portfolio, Invesco V.I. American Franchise Fund/T. Rowe Price Large Cap Growth Portfolio, Invesco V.I. Growth and Income Fund/Invesco Comstock Portfolio and UIF U.S. Real Estate Portfolio/Clarion Global Real Estate Portfolio Substitutions, the agreement not to increase the separate account charges will extend for the life of each Contract outstanding on the date the proposed Substitutions are completed.

13.   In each case, the applicable Insurance Companies believe that it is in the best interests of the Contract owners to substitute the Replacement Fund for the Existing Fund. The Insurance Companies believe that the Replacement Fund's sub-adviser, where applicable, will, over the long term, be positioned to provide at least comparable performance to that of the Existing Fund's sub-adviser.

14.   The Substitution Applicants assert that Contract owners will be better off with the array of sub-accounts offered after the proposed Substitutions than they have been with the array of sub-accounts offered prior to the substitutions.

15.   The Substitution Applicants represent that none of the proposed Substitutions is of the type that Section 26(c) was designed to prevent. Unlike traditional unit investment trusts where a depositor could only substitute an investment security in a manner which permanently affected all the investors in the trust, the Contracts provide each Contract owner with the right to exercise his or her own judgment and transfer Contract or cash values into other sub-accounts. Moreover, the Insurance Companies will offer Contract owners the opportunity to transfer amounts out of the affected sub-accounts into any of the remaining sub-accounts without cost or other disadvantage.

The proposed Substitutions, therefore, will not result in the type of costly forced redemption which Section 26(c) was designed to prevent.

Section 17(b) Relief:

1.   The Section 17 Applicants request an order under Section 17(b) exempting them from the provisions of Section 17(a) to the extent necessary to permit the Insurance Companies to carry out each of the proposed Substitutions.

2.   Section 17(a)(1) of the Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the Act generally prohibits the persons described above, acting as principals, from knowingly purchasing any security or other property from the registered company.

3.   Shares held by a separate account of an insurance company are legally owned by the insurance company, the Insurance Companies and their affiliates collectively own of record substantially all of the shares of MIST and Met Series Fund. Therefore, MIST and Met Series Fund and their respective funds are arguably under the control of the Insurance Companies notwithstanding the fact that Contract owners may be considered the beneficial owners of the shares held in the Separate Accounts. If MIST and Met Series Fund and their respective funds are under the control of the Insurance Companies, then each Insurance Company is an affiliated person or an affiliated person of an affiliated person of MIST and Met Series Fund and their respective funds. If MIST and Met Series Fund and their respective funds are under the control of the Insurance Companies, then MIST and Met Series Fund and their respective funds are affiliated persons of the Insurance Companies.   Regardless of whether or not the Insurance Companies can be considered to control MIST and Met Series Fund and their respective funds, because the Insurance Companies own of record more than 5% of the shares of each of them and are under

common control with each Replacement Fund's investment adviser, the Insurance Companies are affiliated persons of both MIST and Met Series Fund and their respective funds. Likewise, their respective funds are each an affiliated person of the Insurance Companies. The Insurance Companies, through their separate accounts, in the aggregate, own more than 5% of the outstanding shares of the following Existing Funds: Invesco V.I. American Value Fund, Invesco V.I. Global Real Estate Fund, Invesco V.I. Growth and Income Fund, ClearBridge Variable All Cap Value Portfolio, UIF U.S. Real Estate Portfolio, Pioneer Disciplined Value VCT Portfolio, Pioneer Emerging Markets VCT Portfolio, Pioneer Equity Income VCT Portfolio, Pioneer Ibbotson Growth Allocation VCT Portfolio, Pioneer Ibbotson Moderate Allocation VCT Portfolio. Therefore, each Insurance Company is an affiliated person of those funds. All in-kind redemptions from an Existing Fund of which any of the Substitution Applicants is an affiliated person will be effected in accordance with the conditions set forth in the Commission's no-action letter issued to Signature Financial Group, Inc. (available December 28, 1999).

4.   The Section 17 Applicants submit that the In-Kind Transactions, as described in the application, meet the conditions set forth in Section 17(b) of the 1940 Act.

5.   Section 17 Applicants maintain that the terms of the proposed in-kind purchase transactions, including the consideration to be paid and received by each Fund involved, are reasonable, fair and do not involve overreaching principally because the transactions will conform with all but one of the conditions (that the consideration paid for the securities being purchased or sold may not be entirely cash) enumerated in Rule 17a-7 of the 1940 Act. The proposed transactions will take place at relative net asset value in conformity with the requirements of Section 22(c) of the Act and Rule 22c-1 thereunder with no change in the amount of any Contract owner's contract value or death benefit or in the dollar value of his or her investment in any of the Separate Accounts. The Applicants assert that Contract owners will not suffer any adverse tax

consequences as a result of the substitutions, and the fees and charges under the Contracts will not increase because of the substitutions.

6.   The Boards of Trustees of MIST and Met Series Fund have adopted procedures, as required by paragraph (e)(1) of Rule 17a-7, pursuant to which the series of each may purchase and sell securities to and from their affiliates. The Section 17 Applicants assert they will carry out the proposed Insurance Company in-kind purchases in conformity with all of the conditions of Rule 17a-7 and each series' procedures thereunder, except that the consideration paid for the securities being purchased or sold may not be entirely cash. Nevertheless, the Substitution Applicants state that the circumstances surrounding the proposed Substitutions will be such as to offer the same degree of protection to each Replacement Fund from overreaching that Rule 17a-7 provides to them generally in connection with their purchase and sale of securities under that Rule in the ordinary course of their business. In particular, the Insurance Companies (or any of their affiliates) cannot effect the proposed transactions at a price that is disadvantageous to any of the Replacement Funds. Although the transactions may not be entirely for cash, each will be effected based upon (1) the independent market price of the portfolio securities valued as specified in paragraph (b) of Rule 17a-7, and (2) the net asset value per share of each Fund involved valued in accordance with the procedures disclosed in its respective investment company registration statement and as required by Rule 22c-1 under the Act. No brokerage commission, fee, or other remuneration will be paid to any party in connection with the proposed in-kind purchase transactions.

7.   The sale of shares of Replacement Funds for investment securities, as contemplated by the proposed Insurance Company in-kind purchases, is consistent with the investment policies and restrictions of the Investment Companies and the Replacement Funds because (1) the shares are sold at their net asset value, and (2) the portfolio securities are of the type and quality that the

Replacement Funds would each have acquired with the proceeds from share sales had the shares been sold for cash. To assure that the second of these conditions is met, MetLife Advisers, LLC and the sub-adviser, as applicable, will examine the portfolio securities being offered to each Replacement Fund and accept only those securities as consideration for shares that it would have acquired for each such Fund in a cash transaction.

8.   The Section 17 Applicants represent that the proposed in-kind purchases meet all of the requirements of Section 17(b) of the Act and that an exemption should be granted, to the extent necessary, from the provisions of Section 17(a).

Conclusion:

Applicants assert that for the reasons summarized above that the proposed substitutions and related transactions meet the standards of Section 26(c) of the Act and are consistent with the standards of Section 17(b) of the Act and that the requested orders should be granted.

For the Commission, by the Division of Investment Management pursuant to delegated authority.

Kevin M. O'Neill

Deputy Secretary